UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INTERNATIONAL GENERAL
INSURANCE HOLDINGS LTD.

(Name of Issuer)

Common Shares $0.01 par value

(Title of Class of Securities)

G4809J106

(CUSIP Number)

Sarah Lashkoo
Oman International Development & Investment Co. SAOG

P.O. Box 3886, Ruwi, Postal Code 112, Sultanate of Oman

+968 2476 9500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS: Oman International Development & Investment Co. SAOG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Sultanate of Oman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,575,138*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,575,138*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,575,138*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.4%**
14	TYPE OF REPORTING PERSON: CO

* See Item 5 of this statement on Schedule 13D.

** For limited purposes of this statement on Schedule 13D only, the percentage of common shares beneficially owned by the Reporting Person is based on 46,886,225 common shares outstanding as set forth in the Report on Form 6-K of International General Insurance Holdings Ltd (No. 001-39255) (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2023, derived from 49,158,000 common shares outstanding as of September 30, 2022 minus 2,271,775 common shares repurchased by the registrant in a privately negotiated transaction. Were the repurchased common shares included in the denominator, the Reporting Person would own 19.4% of the common shares issued and outstanding.

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This Amendment No. 1 (this “Amendment No. 1”) amends and supplements certain information in the Schedule 13D, filed with the SEC on March 31, 2020 (the “Original 13D” and, together with this Amendment No. 1, the “Schedule 13D”) by the Reporting Person.

Except as set forth below, all Items of the Original 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Original 13D.

Item 2. Identity and Background.

Item 2 of the Original 13D is hereby amended and restated by the following:

This Schedule 13D is filed by Oman International Development & Investment Co. SAOG (the “Reporting Person”), a joint stock company organized under the laws of the Sultanate of Oman.

The address of principal business and principal office of the Reporting Person is:

Madinat Al Erfaan

Muscat Hills, Block No 9993

Building No. 95, Seventh Floor

Sultanate of Oman

The principal business of the Reporting Person is to invest in primarily six platforms: banking, insurance, leasing, real estate, investment banking and financial investments.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information regarding each executive officer and director of the Reporting Person is set forth in Annex A hereto and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended to include the following:

Between June 10, 2020 and February 2, 2023, the Reporting Person purchased 359,469 Common Shares in the open market for an aggregate purchase price of $1,088,591 and sold 50,490 Common Shares in the open market for an aggregate sale price of $144,757.

On February 6 and February 10, 2023, respectively, the Reporting Person purchased, on each day, a total of 250,000 Common Shares in the open market for an aggregate purchase price of $1,626,625.

On February 21, 2023, the Reporting Person purchased 1,823,467 Common Shares from Amir Ahmed Abu Ghazaleh, a Jordanian national (the “Seller”) for an aggregate purchase price of $15,864,162.90 pursuant to the agreement of sale and purchase dated February 21, 2023 (the “Sale and Purchase Agreement”), between the Reporting Person and the Seller.

All of the above Common Shares were purchased with working capital of the Reporting Person.

Item 4. Purpose of the Transaction.

The Reporting Person acquired the Common Shares for investment purposes and intends to review investments in the Issuer on a continuing basis. Based on such review, the Reporting Person may acquire additional securities, or retain or sell all or a portion of the securities then held, including without limitation in open market, block sales or privately negotiated transactions, at any time, and may formulate other purposes, plans or proposals regarding the Issuer or any of its securities to the extent deemed advisable in light of strategic investment and trading policies of the Reporting Person.

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The Reporting Person may engage in discussions with management, the Issuer’s board of directors, shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as a merger, take private transaction that could result in a de-listing or de-registration of the Common Shares, sales or acquisitions of assets or businesses, changes to the capitalization or dividend policy of the Issuer or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, price levels of the Issuer’s securities, general market, industry and economic conditions, the relative attractiveness of alternative business and investment opportunities and other future developments. Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

Item (a) to (c) of Item 5 of the Original 13D are hereby amended as follows:

(a)	As of February 21, 2023, the Reporting Person beneficially owned 9,575,138 Common Shares, representing 20.4% of the outstanding Common Shares.
(b)	As of February 21, 2023, the Reporting Person had sole voting and dispositive power over 9,575,138 Common Shares. The Reporting Person did not have shared voting and dispositive power over any Common Shares.

(c)	The Reporting person effected the following sales and purchases of Common Shares during the past sixty days:

Date	Amount of Common Shares Purchased	Price Per Common Share	Where and How Effected
January 31, 2023	24,800	$3.16	Open Market
January 31, 2023	200	$3.16	Open Market
February 1, 2023	921	$3.16	Open Market
February 2, 2023	99,079	$3.27	Open Market
February 6, 2023	250,000	$3.23	Open Market
February 10, 2023	250,000	$3.27	Open Market
February 21, 2023	1,823,467	$8.70	Purchase pursuant to the Sale and Purchase Agreement described in Items 3 and 6 of this Schedule 13D.

Date	Amount of Common Shares Sold	Price Per Common Share	Where and How Effected
December 30, 2022	10,000	$3.00	Open Market
December 31, 2022	15,000	$3.00	Open Market

To the knowledge of the Reporting Person, none of the directors and officers of the Reporting Person listed in Annex A to this Schedule 13D effected any transactions in the Common Shares during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original 13D is hereby amended to add the following:

Sale and Purchase Agreement

The Reporting Person entered into the Sale and Purchase Agreement described in Item 3 above with the Seller. Under the Sale and Purchase Agreement, the Reporting Person purchased 1,823,467 Common Shares from the Seller. The Sale and Purchase Agreement contains customary representations, warranties and covenants of the parties thereto.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Original 13D is hereby amended and supplemented by adding the following:

4	Purchase and Sale Agreement, dated as of February 21, 2023, between Oman International Development & Investment Company SAOG as buyer thereunder, and Amir Ahmed Abu Ghazaleh as seller thereunder.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2023

OMAN INTERNATIONAL DEVELOPMENT & INVESTMENT CO. SAOG

By:	/s/ Sanjay Kawatra
Name: Sanjay Kawatra
Title: Deputy Group Chief Executive Officer

By:	/s/ Waleed Al Yarubi
Name: Waleed Al Yarubi
Title: Chief People and Strategy Officer

ANNEX A

The following sets forth the name, position, principal occupation and citizenship of each director and executive officer of Oman International Development & Investment Co. SAOG (“Ominvest”).

DIRECTORS OF OMINVEST

Name	Principal Occupation or Employment	Business Address	Citizenship
Khalid Muhammad AlZubair AlZubair	Chairman of Ominvest	(1)	Oman
Khalid Abdullah Ali Al Khalili	Deputy Chairman of Ominvest	(1)	Oman
Rashid Ali Al Balushi	Director of Ominvest	(1)	Oman
Jamal Shamis Saoud Al Hooti	Director of Ominvest	(1)	Oman
Evangelos Papadopoulos	Director of Ominvest	(1)	India
Jamal Said Mohamed Al Tai	Director of Ominvest	(1)	Oman
Najat Ali Al Lawati	Director of Ominvest	(1)	Oman
Khaula Hamood Abdullah Al Harthi	Director of Ominvest	(1)	Oman

EXECUTIVE OFFICERS OF OMINVEST

Name	Principal Occupation or Employment	Business Address	Citizenship
Abdulaziz Mohammed Al Balushi	Group Chief Executive Officer of Ominvest	(1)	Oman
Sanjay Kawatra	Deputy Group Chief Executive Officer of Ominvest	(1)	India
Waleed Nasser Al Yarubi	Chief People and Strategy Officer of Ominvest	(1)	Oman
Al Wadhah Suleiman Al Adawi	Chief Business Officer of Ominvest	(1)	Oman
Hamid Sloum Al Harthi	Chief Investor Relations Officer of Ominvest	(1)	Oman
Sarah Lashkoo	Company Secretary and Chief Legal Officer of Ominvest	(1)	Oman
Muneer Mohammed Al Mughairy	Chief Audit Officer of Ominvest	(1)	Oman
Nasser Rashid Al Shibli	Chief Real Estate Officer of Ominvest		Oman

(1)	Madinat Al Erfaan, Muscat Hills, Block No 9993, Building No. 95, Seventh Floor. Sultanate of Oman